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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                               SCHEDULE 14D-1



                             (Amendment No. 15)



                           Tender Offer Statement
   (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)



                            CBI Industries, Inc.
                         (Name of Subject Company)

                               Praxair, Inc.
                            PX Acquisition Corp.
                                 (Bidders)

    Common Stock, $2.50 par value per share (and the associated Rights)
                       (Title of Class of Securities)

                                124800-10-3
                   (CUSIP Number of Class of Securities)

                             David H. Chaifetz
                      Vice President, General Counsel
                               and Secretary
                               Praxair, Inc.
                           39 Old Ridgebury Road
                      Danbury, Connecticut 06810-5113
                               (203) 837-2000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)



                                 Copies to:
                           Neil T. Anderson, Esq.
                            Sullivan & Cromwell
                              125 Broad Street
                          New York, New York 10004
                               (212) 558-4000

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     This Amendment No. 15 amends and supplements the Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), originally filed by Praxair, Inc., a Delaware corporation ("Praxair"), and PX Acquisition Corp., a Delaware corporation (the "Purchaser"), on November 3, 1995 relating to the tender offer disclosed therein to purchase all of the outstanding Shares (including any associated Rights) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 3.  Past Contacts, Transactions or Negotiations with the Subject
Company.

      Item 3 is hereby amended and supplemented by adding thereto the following:

(b) On December 22, 1995, Praxair issued the press release attached hereto as Exhibit (a)(24). Also on December 22, 1995, Praxair and the Company issued the press release attached hereto as Exhibit (a)(25) announcing that they had entered into a defini-tive merger agreement, which agreement is attached hereto as Exhibit (a)(26).

Item 11. Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(24)  Text of press release dated December 22, 1995.

(a)(25)  Text of press release dated December 22, 1995.

(a)(26) Agreement and Plan of Merger, among Praxair, Inc., PX Acquisition Corp. and CBI Industries, Inc., dated as of December 22, 1995.

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                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 1995
                                       PRAXAIR, INC.


                                       By: /s/ David H. Chaifetz
                                           Name: David H. Chaifetz
                                           Title: Vice President, General
                                                  Counsel and Secretary


                                       PX ACQUISITION CORP.


                                       By: /s/ David H. Chaifetz
                                           Name: David H. Chaifetz
                                           Title: President-Secretary
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                            INDEX TO EXHIBITS


                                                                 Sequentially
                                                                   Numbered
  Exhibit No.                   Description                          Pages

(a)(24)  Text of press release dated December 22, 1995.

(a)(25)  Text of press release dated December 22, 1995.

(a)(26)  Agreement and Plan of Merger, among Praxair, Inc., PX
         Acquisition Corp. and CBI Industries, Inc., dated as of
         December 22, 1995.